SUB-ITEM 77D: Policies with respect to security investments

Prior to September 29, 2005, the Opportunities Fund was named the Forward Emerald Technology Fund and invested at a minimum 80% of its net assets, plus borrowings for investment purposes, if any, in a non-diversified portfolio of equity securities of public companies in the technology sector.

Effective September 29, 2005, the Opportunities Fund will invest principally in equity securities of companies that are believed to be poised for significant growth, including companies of varying sizes in a wide range of industries. Under normal conditions, the Opportunities Fund will invest at a minimum 25% of its net assets, plus borrowings for investment purposes, if any, in a non-diversified portfolio of equity securities of public companies in the technology sector that the Fund's Sub-Adviser believes have a significant potential for growth. For investment purposes, the technology sector is defined as a broad range of industries comprised of companies that produce and/or develop products, processes or services that will provide or will benefit significantly from technological advances and improvements (e.g. research and development). A more detailed discussion of the significant attributes of the Opportunities Fund’s new investment strategy can be found in the Forward Funds Prospectus and SAI dated November 1, 2005 and filed with the SEC on October 27, 2005, which is incorporated by reference herewith.